QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, and Amendment No. 2 filed on August 14, 2003 (the "Schedule 14D-9"), by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode").

        The original filing on Schedule 14D-9 related to the tender offer made by MEI Investment Corp. ("MEI" or "Offeror"), a wholly owned subsidiary of Dura Automotive Systems, Inc. ("Dura"), as set forth in a Tender Offer Statement filed by Dura on Schedule TO, dated July 8, 2003 (the "Schedule TO"), to pay $23.00 net to the seller in cash, without interest thereon, for each Class B Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

  (b)    Tender Offer of the Purchaser

        Item 2(b) of the Schedule 14D-9 is amended and supplemented by adding the following:

        On August 13, 2003, Dura and MEI filed Amendment No. 4 and on August 19, 2003, Dura and MEI filed Amendment No. 5. According to Amendment No. 5, the expiration date of the Offer has been extended until September 2, 2003 (as amended, the "Revised Offer").

ITEM 9.    EXHIBITS.

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Shareholders
(a)(2)	Press Release issued by Methode on July 21, 2003
(a)(3)	Restated Certificate of Incorporation of Methode
(a)(4)	Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode
(a)(5)	Certificate of Designation of Series A Junior Participating Preferred Stock of Methode
(a)(6)	By-laws of Methode
(a)(7)	Press Release issued by Methode on July 30, 2003
(a)(8)	Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode dated July 31, 2003
(a)(9)	Press Release issued by Methode on August 1, 2003
(a)(10)	Letter, dated August 14, 2003, to Methode Shareholders
(a)(11)	Press Release issued by Methode on August 14, 2003
(a)(12)	Statement of William T. Jensen, Chairman of Methode, in Response to Dura Automotive Announcement

(e)(1)
Agreement dated July 20, 2003 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley
(e)(2)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002
(e)(3)	Form of Agreement between William T. Jensen and Methode
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode
(e)(5)	Form of Agreement between Donald W. Duda and Methode
(e)(6)	Form of Agreement between John R. Cannon and Methode
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode
(e)(8)	Form of Agreement between James F. McQuillen and Methode
(e)(9)	Form of Agreement between Douglas A. Koman and Methode
(e)(10)	Methode Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program)
(e)(11)	Methode 2000 Stock Plan
(e)(12)	Methode 1997 Stock Plan

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 20, 2003	Methode Electronics, Inc.
	By:	/s/ DONALD W. DUDA

Name: Donald W. Duda Title: President

Index of Exhibits

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(2)	Press Release issued by Methode Electronics, Inc. on July 21, 2003 (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(3)
Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(4)
Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(c) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(5)
Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(6)	By-laws of Methode Electronics, Inc. (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(7)	Press Release issued by Methode Electronics, Inc. on July 30, 2003 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(8)
Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode Electronics, Inc. dated July 31, 2003 (incorporated herein by reference to Exhibit (a)(8) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(9)	Press Release issued by Methode Electronics, Inc. on August 1, 2003 (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(10)
Letter, dated August 14, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 14, 2003)
(a)(11)
Press Release issued by Methode Electronics, Inc. on August 14, 2003 (incorporated herein by reference to Exhibit (a)(11) to Amendment No. 2 to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 14, 2003)
(a)(12)	Statement of William T. Jensen, Chairman of Methode, dated August 19, 2003, in Response to Dura Automotive Announcement
(e)(1)
Agreement dated July 20, 2003 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)

(e)(2)
Agreement dated August 19, 2002 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the Methode Electronics, Inc. Proxy Statement on Schedule 14A filed June 10, 2003)
(e)(3)	Form of Agreement between William T. Jensen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001)
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode Electronics, Inc. (incorporated herein by reference to Methode Electron- ics Inc.'s Form 10-K for the year ended April 30, 2001)
(e)(5)	Form of Agreement between Donald W. Duda and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(6)	Form of Agreement between John R. Cannon and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(8)	Form of Agreement between James F. McQuillen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(9)	Form of Agreement between Douglas A. Koman and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended July 31, 2002)
(e)(10)
Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 1994)
(e)(11)	Methode Electronics, Inc. 2000 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended October 31, 2000)
(e)(12)	Methode Electronics, Inc. 1997 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Registration Statement No. 333-49671)

QuickLinks

  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 9. EXHIBITS.
SIGNATURE
Index of Exhibits